File No. 82-173

03007284

MAR 7 - 2003

17 February 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:

Information Required

M.I.M. Holdings Limited Directors' Report for half-year ended 31 December 2002 incorporating Summary of Financial Results for six months to 31 December 2002 and Appendix 4B half-yearly report.

By Whom Required

Stock Exchanges

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

Marian Gibney
Secretary and General Counsel

encl

dlw 3/13

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
***Telephone* (07) 3833 8000** *Facsimile (07) 3832 2426 Website www.mim.com.au*

File No. 82-173

17 February 2003

Information Release

SUMMARY OF FINANCIAL RESULTS FOR 6 MONTHS ENDING 31 DECEMBER 2002

RESULTS IN BRIEF ($M)	6 MONTHS TO 31 DEC 2002			6 MONTHS TO 31 DEC 2001		
	CONTINUING OPERATIONS	DISCONTINUING OPERATIONS	TOTAL	CONTINUING OPERATIONS	DISCONTINUING OPERATIONS	TOTAL
Sales Revenue						
Consolidated	1745.1	176.9	1922.0	1747.5	203.3	1950.8
MIM's share	1522.0	176.9	1698.9	1519.9	203.3	1723.2
Earnings before interest, tax and exchange (EBIT)						
Consolidated	187.1	(241.8)	(54.7)	181.8	(29.2)	152.6
MIM's share	136.2	(241.8)	(105.6)	150.5	(29.2)	121.3
Net profit/(loss) after outside equity interests	33.2	(238.0)	(204.8)	47.2	(26.2)	21.0
Earnings per share (cents)			(10.3)			1.2
Dividend per share (cents)			1.25			1.25
Return on Shareholders' Equity (%)			(15.0)			1.8
Gearing (%) [debt/(debt+tangible net worth) after outside equity interest]			35.9			43.5
Interest cover (MIM's share) [EBITDA/net interest]			5.4			4.6

The financial information contained in this report for the 6 months to 31 December 2002 is unaudited and does not constitute the statutory accounts for M.I.M. Holdings Limited for that period.

In December 2002 MIM sold the MIM Hüttenwerke Duisburg GmbH (MHD) zinc smelting business in Germany and commenced a consultation process with the Britannia Zinc Limited (BZL) workforce in regard to a proposal to close the zinc smelter operation at Avonmouth, UK. Under Australian Accounting Standards, MHD and BZL constitute discontinuing operations and therefore their financial results for the period and associated disposal costs and expected costs for closure have been reported separately. The EBIT and net profit results for discontinuing operations includes $78.2m loss on sale of the MHD operation and a closure provision of $113.8m for the BZL operation.

At balance date MIM owned 50% of Minera Alumbrera and, prior to 27 June 2002, 51% of Ernest Henry Mining Pty Ltd. These incorporated joint ventures are consolidated in MIM's audited financial statements, which show 100% of the revenue, costs, assets and liabilities of these operations. To assist comparison with other industry participants (unincorporated structures are commonplace in the Australian mining industry and the form of other MIM joint ventures), certain information is presented here as MIM's share of such revenue, cost, assets and liabilities as if MIM's Alumbrera and (for the 6 months to 31 December 2001) Ernest Henry interests were proportionately consolidated. This information is referred to as "MIM's share".

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone ***(07) 3833 8000*** *Facsimile (07) 3832 2426 Website www.mim.com.au*

Main points

- Generally strong operating performances from continuing operations were overshadowed by:
  - losses in exiting from the European zinc smelters, and
  - weaker A$ commodity prices
- Net loss of $204.8m ($21.0m profit December half 2001) comprised:
  - profit of $33.2m from continuing operations;
  - loss of $238.0m from discontinuing European zinc smelter operations comprising loss on Duisburg sale, closure provisions for Avonmouth, and operating losses;
- Copper EBIT up 50% to $172.4m on strong operating performances at Alumbrera and Ernest Henry
- Coal EBIT down 24% to $178.2m with increased sales but 25% lower A$ thermal coal price
- Lead-zinc continuing operations EBIT loss of $38.1m from Mount Isa, McArthur River and Northfleet, impacted by lower prices, lower Mount Isa production and Wakefield closure provision
- A$/US$ currency hedging reduced EBIT by $99.3m ($152.3m December half 2001). Mark to market exposure reduced to $483m at 31 December 2002 ($1 215m at 31 December 2001, $615m at 30 June 2002).

Initiatives taken during the half focused on strengthening the operating and financial performances of the Company's continuing operations:

- Exit of Duisburg and proposal to close Avonmouth zinc smelter
- Coal – Newlands new underground and increased open cut capacity; Rolleston final feasibility
- Copper – Mount Isa expansion through utilising lead-zinc infrastructure for copper production, and proposed open pit
- Gold – completed initial development phase at Sarsfield including mill expansion at Ravenswood
- Zinc - McArthur River zinc metal production feasibility study
- Continued extension of Reserves and Resources at core operations (refer separate announcement)

Financial Summary

Net loss after outside equity interests of $204.8m ($21m profit December half 2001) comprised:

- Net profit of $33.2m from continuing operations ($47.2m December half 2001) and a
- Net loss of $238.0m from discontinuing operations which included:
  - $78.2m loss from the sale of the Duisburg zinc smelter
  - $113.8m provision for closure of the Avonmouth zinc smelter
  - $46.0m operating loss for the European zinc smelters

Total **EBIT** (MIM's share) loss of $105.6m ($121.3m profit December half 2001) reflected the operating losses from the discontinuing European zinc smelter operations, the loss on sale of the Duisburg smelter and the Avonmouth closure provision. MIM's share of EBIT from continuing operations was $136.2m ($150.5m December half 2001) with strong performances at Alumbrera and Ernest Henry, and reduced currency hedging losses largely compensating for reduced coal earnings and losses from lead-zinc operations.

MIM's share of total **cashflow** from operating activities was $171.4m ($222.7m December half 2001), impacted by lower thermal coal prices and the net impact of the stronger A$ against the US$. MIM's share of cashflow for continuing operations decreased to $188.3m ($240.4m December half 2001). Total free cashflow was negative $73.9m (positive $58.9m for December half 2001) after payment of $68m on completion of the sale of Duisburg and $14m on exercise of the option over the 49% interest in Ernest Henry that the Company did not own. MIM's share of free cashflow from continuing operations was $22.5m ($100.7m December half 2001).

MIM's share of **capital expenditure** was $164.6m ($165.8m December half 2001). Sustaining capital expenditure accounted for $80.0m. Major project capital of $51.2m included expenditure on expanded flotation capacity at Mount Isa copper, mill expansions at Alumbrera and Ravenswood, and deferred George Fisher development. Exploration expenditure totalled $33.4m ($20.5m December half 2001) including Rolleston feasibility study costs.

MIM's share of **total debt** at 31 December 2002 was A$1 442m compared with A$1 351m at 30 June 2002 and A$1 807m at 31 December 2001. The marginal increase from 30 June 2002 was due primarily to draw down of debt facilities for the payment associated with the sale of the Duisburg zinc smelter. **Gearing** (debt/debt+tangible net worth after outside equity interest) was 35.9% at 31 December 2002 (33.5% at 30 June 2002, 43.5% at 31 December 2001).

In September 2002, the Company arranged a three-year, $US350 million syndicated loan facility with its relationship banks to refinance existing debt facilities.

Sales, Prices and Exchange Rate

MIM's share of **sales volumes** was higher than for the previous December half for coal (up 9%), lead (up 12%), gold (up 4%) and silver (up 3%), and lower for zinc (down 4%). The sales volume of copper, including sales of purchased copper cathode, was similar.

However, sale of MIM Group copper production was down 7% due to lower Mount Isa production and because sales in the previous December half were boosted by inventory drawdowns.

A$ **commodity prices** received were lower for all of MIM's products except gold. The average A$ **exchange rate** appreciated 9% against the US$ compared with the previous December half, compounding falls in US$ commodity prices for thermal coal, lead and zinc, and overturning US$ price increases for copper, coking coal and silver. Average prices received in A$ declined for thermal coal (down 25%), lead (down 14%), zinc (down 12%), and were 2% lower for copper, coking coal and silver. Gold was up 2%.

MIM's share of total **sales revenue** (after currency hedging) of $1 698.9m was in line with that for the previous December half ($1 723.2m). Increased revenues from the copper-gold operations including higher revenues from by-product gold and increased ownership at Ernest Henry, and lower currency hedging losses largely compensated for the lower revenues from coal and lead-zinc operations.

MIM continued to reduce its total level of A$/US$ **currency hedging** by progressively delivering into its hedging contracts and not reinstating the cover. As scheduled, US$343m was delivered against hedge contracts during the half at an average rate of US$0.63 (US$355m at US$0.63 for December half 2001). The mark to market exposure at 31 December 2002 reduced to $483m ($1 215m at 31 December 2001, $615m at 30 June 2002). Ongoing deliveries into hedging contracts and strengthening of the A$ against the US$ reduced the mark to market at 31 January 2003 to $327m based on a spot exchange rate of US$0.59.

Dividends

Directors have declared an interim dividend of 1.25 cents per share, totalling $25.0m, payable on 24 March 2003 to shareholders registered on 7 March 2003. The dividend is franked to the extent of 24.8%.

Discussions with Xstrata Plc

In November 2002, the Company announced that, following an approach by Xstrata Plc, it was in early stage discussions in relation to a transaction which could lead to a change of control of MIM. Those discussions are continuing and an announcement will be made when the outcome is known.

Although this process continues to involve management time and resources, the Company remains focused on continuing improvements at existing operations and pursuing value adding growth opportunities.

Copper

Earnings* ($ m) before interest, tax and exchange Includes by–products	6 months to 31 Dec 2002	6 months to 31 Dec 2001
Mount Isa	**74.8**	83.7
Ernest Henry ①	**46.7**	5.0
Alumbrera (50%)	**50.9**	26.5
TOTAL	**172.4**	115.2

* Excludes the impact of currency hedging. Commodity hedging is not included in the results for Mount Isa and Ernest Henry. Commodity hedging loss of $5.5m is included in the December half 2002 result for Alumbrera ($7.1m gain December half 2001).

① - MIM exercised its option over the unowned 49% share of the Ernest Henry project in June 2002. The prior period result is MIM's then 51% share.

The company benefited from diversity in its copper operations with Mount Isa's lower copper production and sales outweighed by strong performances at Alumbrera and Ernest Henry, where increased MIM ownership was also a factor.

At the operations:

At Mount Isa the 11% EBIT reduction was primarily due to lower Mount Isa mine production and related higher unit costs, and a lower A$ copper price received. These were partly compensated by lower depreciation following Resource and Reserve extension and recognition of the value of copper contained in RHF slag stocks that are now being processed. Actions taken during the half to increase copper output through the utilisation of lead-zinc infrastructure will be reflected in output for the June half 2003.

At Ernest Henry, EBIT (prior period 51% MIM's share) increased primarily as a result of higher production, attributable to mining high grade ore sources and improved metallurgical performance, which led to increased sales of copper and gold in concentrate to Mount Isa and lower unit costs. This performance will not be sustained in the June half 2003 as head grades return to life of mine averages and mining costs increase with longer hauls.

Alumbrera's strong earnings result reflected reduced US$ operating costs, combined with sustained high level of production following the commissioning of the expanded processing facilities. Alumbrera's C1 cash cost for the half was outstanding at US¢4/lb. Gold production, although lower than for the previous half, exceeded expectations due to further improvements in metallurgical recovery from lower grade ores.

Coal

Earnings* ($ m) before interest, tax and exchange	6 months to 31 Dec 2002	6 months to 31 Dec 2001
Oaky Creek (75%)	**119.6**	120.6
Newlands, Collinsville, Abbot Point (75%)	**58.6**	113.3
TOTAL	**178.2**	233.9

* Excludes the impact of currency hedging.

Strong operating performances continued at each of the coal operations. The decline in coal earnings compared with the previous December half was primarily caused by the combined impact of lower US$ thermal coal prices and stronger A$ ($66m negative impact) partly compensated by net cost-and-volume gain of $10m.

At the operations:

At Oaky Creek, the EBIT was marginally lower than for the previous December half. Higher sales volumes (up 3%) were largely offset by a lower A$ coking coal price and higher unit costs resulting from an increased proportion of higher cost open cut coal and restricted output from Oaky No.1.

At NCA, the EBIT was lower than for the previous December half due to the 25% lower A$ price for thermal coal and despite the 17% increase in thermal coal sales, which comprises the bulk of NCA's sales.

Lead-Zinc

Continuing operations

Earnings ($ m) before interest, tax and exchange	6 months to 31 Dec 2002	6 months to 31 Dec 2001
Mount Isa ①	**(24.4)**	8.8
McArthur River (75%) ①	**(6.9)**	(3.8)
Northfleet/Wakefield	**(6.8)** ②	7.9
TOTAL	**(38.1)**	12.9

① - Excludes the impact of currency hedging.

② - Includes $(11.8)m provision for closure of Wakefield operations.

Currency hedging loss of $0.2m is included in the Northfleet/Wakefield EBIT result for December half 2002 (no gain/(loss) December half 2001).

At Mount Isa, the EBIT loss resulted from lower A$ prices for zinc (down 9%) and lead (down 24%), lower production and sales and higher unit costs principally due to production constraints as a revised mine plan is implemented at George Fisher.

At McArthur River strong production performances, lower unit costs of production and a 3% increase in zinc in concentrate sales compared with the previous December half could not compensate for the lower A$ prices received.

The loss at Northfleet was due to a $(11.8)m provision arising from the December 2002 closure of the Wakefield recycling plant.

Discontinuing operations

Earnings ($ m) before interest, tax and exchange	**6 months to 31 Dec 2002**	6 months to 31 Dec 2001
Avonmouth	**(29.4)** ①	(17.9)
Duisburg	**(20.4)** ②	(11.3)
TOTAL	**(49.8)** ① ②	(29.2)

① - Excludes closure provision for Avonmouth

② - Excludes loss on sale of Duisburg

Currency hedging losses totalling $3.3m are included in the operations EBIT result for December half 2001.

At the Avonmouth and Duisburg zinc smelters, the results largely reflect ongoing weakness in the zinc price and stronger £ and Euro, together with lower production and sales, and expensing of capital expenditure as incurred.

Sale of the Duisburg zinc smelter was concluded in December 2002. While resulting in a loss after write-offs of $78.2m, the sale represented a good outcome compared with continued operating losses or closure costs. Also in December, a proposal to close the Avonmouth operation was provided to the trade unions representing the workforce. A provision of $113.8m to cover the anticipated net cost of closure over three years has been included in the Company's financial result.

Gold

Earnings* ($ m) before interest, tax and exchange	**6 months to 31 Dec 2002**	6 months to 31 Dec 2001
Sarsfield	**(9.5)**	(0.1)

Includes A$ gold hedging.

The Sarsfield result was below the breakeven point expected for the commissioning phase. This was due to additional costs incurred in the unplanned mining and processing of lower grade, and consequently lower recovery, ore to cover a shortfall in supply of joint venturer ore to the Nolan's processing plant, as well as litigation costs.

Looking Ahead

If commodity prices and exchange rates remain broadly in line with current levels, the June half 2003 financial result for continuing operations is expected to be significantly better than that of the December half 2002.

The current half will see a continuation of the strategy of improving operations and pursuing capital efficient growth, and diminishing currency hedging and European losses. Significant events and improvements anticipated during the June half include:

A proposal to close the loss making Avonmouth zinc smelter is in the final consultation phase. Closure of **Avonmouth** would provide the opportunity to streamline the Northfleet operation where the smelter's by-product lead is currently refined. Other markets have been found for McArthur River concentrates supplied to Avonmouth.

At **Mount Isa**, increased copper production is anticipated for the June half. A copper ISASMELT rebrick is scheduled for the September quarter (after a record 3-year campaign) although preparations have been made should an earlier rebrick be required. In lead-zinc, progressive implementation of a revised mine plan at George Fisher will allow production rates at George Fisher to be increased to an annualised rate of 2.2 mt/yr by mid calendar 2003, improving unit costs and consequently financial performance.

Continuing strong cashflow performance from **Alumbrera** will result in the initial cash returns to the Shareholder companies in the current half year, as well as continuing accelerated project debt repayments.

At **Ravenswood**, the immediate focus is optimising the recently expanded Sarsfield pit and ore beneficiation plant. At the gold processing plant, the recent expansion to around 5 mt/yr, when combined with the planned acquisition of Haoma's interest in the plant, should treble pre expansion capacity available to MIM. Ravenswood expects to lift FY2004 gold output to 200 000 ozs, with potential for further expansion.

The Company has a pipeline of potential growth projects, which will be prioritised on the basis of their investment returns and scheduled to ensure acceptable shareholder returns.

At the Newlands coal mine, work will continue on the new Northern Underground and acquisition of additional dragline capacity to increase open cut production, while the greenfield Rolleston thermal coal project is approaching the final approvals stage.

Mount Isa operation will continue feasibility work on early development of open pit mining to lift copper production.

The Environmental Impact Study for the proposed zinc metal plant and mine expansion at McArthur River has commenced. The project's feasibility study, including pilot plant testing of MIM's Albion Process technology, is due for completion at the end of this calendar year.

In a separate information release, the Company today reported substantial increases to copper, coking coal, thermal coal and lead-zinc Reserves and Resources at most core mining operations and projects. These increases are part of an ongoing programme of Resources and Reserve extension aimed at underpinning the Company's planned expansions and further extending the mine lives.

Further information on the December half result is included in an Open Briefing released today and accessible on the MIM website at www.mim.com.au.

VP Gauci
Managing Director
17 February 2003

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (617) 3833 8285
Mobile: 0419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (617) 3833 8295
Mobile: 0419 781 380

MIM

Financial Results - Consolidated

($M)	6 months to Dec 2002			6 months to Dec 2001		
	Continuing Operations	Discontinuing Operations	Total	Continuing Operations	Discontinuing Operations	Total
Sales Revenue	1,745.1	176.9	1,922.0	1,747.5	203.3	1,950.8
Other Revenue	21.6	1.7	23.3	9.7	6.7	16.4
	1,766.7	178.6	1,945.3	1,757.2	210.0	1,967.2
Cost of Sales	(1,152.2)	(243.2)	(1,395.4)	(1,127.5)	(230.4)	(1,357.9)
Other Expenses	(427.4)	(177.2)	(604.6)	(447.9)	(8.8)	(456.7)
	(1,579.6)	(420.4)	(2,000.0)	(1,575.4)	(239.2)	(1,814.6)
OPERATING PROFIT/(LOSS) before interest tax and exchange	187.1	(241.8) [1]	(54.7)	181.8	(29.2)	152.6
Interest Received	3.0	0.1	3.1	2.8	0.1	2.9
Interest Paid	(68.4)	(0.3)	(68.7)	(101.6)	(0.9)	(102.5)
Net Interest	(65.4)	(0.2)	(65.6)	(98.8)	(0.8)	(99.6)
OPERATING PROFIT/(LOSS) before tax and exchange	121.7	(242.0)	(120.3)	83.0	(30.0)	53.0
Tax (expense)/benefit	(71.6)	4.3	(67.3)	(27.9)	3.5	(24.4)
Exchange gains/(losses)	(0.1)	(0.5)	(0.6)	(7.8)	0.3	(7.5)
Tax (expense)/benefit on exchange	(9.9)	0.2	(9.7)	(0.5)	0.0	(0.5)
Net Exchange gains/(losses)	(10.0)	(0.3)	(10.3)	(8.3)	0.3	(8.0)
Net profit/(loss) from operations before outside equity interests	40.1	(238.0)	(197.9)	46.8	(26.2)	20.6
Outside equity interests share in net profit/(loss) after tax	(6.9)	0.0	(6.9)	0.4	0.0	0.4
Net profit/(loss) attributable to shareholders of M.I.M. Holdings Limited	33.2	(238.0)	(204.8)	47.2	(26.2)	21.0

Included in the net loss result for December 2002 half was:

1 Loss on Duisburg sale $78.2m and Avonmouth closure cost provisions $113.8m

Financial Results - MIM Share

($M)	6 months to Dec 2002			6 months to Dec 2001		
	Continuing Operations	**Discontinuing Operations**	**Total**	Continuing Operations	Discontinuing Operations	Total
Sales Revenue	**1,522.0**	**176.9**	**1,698.9**	1,519.9	203.3	1,723.2
Other Revenue	**20.5**	**1.7**	**22.2**	10.0	6.7	16.7
	1,542.5	**178.6**	**1,721.1**	1,529.9	210.0	1,739.9
Cost of Sales	**(1,034.0)**	**(243.2)**	**(1,277.2)**	(1,023.2)	(230.4)	(1,253.6)
Other Expenses	**(372.3)**	**(177.2)**	**(549.5)**	(356.2)	(8.8)	(365.0)
	(1,406.3)	**(420.4)**	**(1,826.7)**	(1,379.4)	(239.2)	(1,618.6)
OPERATING PROFIT/(LOSS) before interest tax and exchange	**136.2**	**(241.8)** [1]	**(105.6)**	150.5	(29.2)	121.3
Interest Received	**1.9**	**0.1**	**2.0**	1.8	0.1	1.9
Interest Paid	**(54.6)**	**(0.3)**	**(54.9)**	(74.3)	(0.9)	(75.2)
Net Interest	**(52.7)**	**(0.2)**	**(52.9)**	(72.5)	(0.8)	(73.3)
OPERATING PROFIT/(LOSS) before tax and exchange	**83.5**	**(242.0)**	**(158.5)**	78.0	(30.0)	48.0
Tax (expense)/benefit	**(45.8)**	**4.3**	**(41.5)**	(26.9)	3.5	(23.4)
Exchange gains/(losses)	**0.5**	**(0.5)**	**0.0**	(3.6)	0.3	(3.3)
Tax (expense)/benefit on exchange	**(5.0)**	**0.2**	**(4.8)**	(0.3)	0.0	(0.3)
Net Exchange gains/(losses)	**(4.5)**	**(0.3)**	**(4.8)**	(3.9)	0.3	(3.6)
Net profit/(loss) attributable to shareholders of M.I.M. Holdings Limited	33.2	(238.0)	(204.8)	47.2	(26.2)	21.0
Return on Shareholders' Equity			**(15.0)%**			1.8%
Earnings per share (cents)			**(10.3)**			1.2
Gearing - debt / (debt + tangible net worth)			**35.9%**			43.5%
Interest cover (EBITDA / net interest)			**5.4**			4.6

Included in the net loss result for December 2002 half was:

1 Loss on Duisburg sale $78.2m and Avonmouth closure cost provisions $113.8m

MIM

Sales Volumes External to the Group

	Payable Metal	6 Months to 31 December 2002	6 Months to 30 June 2002	6 Months to 31 December 2001
	CONTINUING OPERATIONS			
COPPER	Mount Isa Mined Copper	**70,391**	91,678	100,844
(Tonnes)	EHM Conc purchased by Mount Isa	**64,012**	51,782	48,675
	Purchased Copper Cathode	**14,005**	3,849	151
	Alumbrera (50%)	**47,062**	49,927	46,487
		195,470	197,236	196,157
LEAD	Mount Isa Lead Bullion	**70,827**	77,578	69,797
(Tonnes)	Mount Isa Other	**4,459**	(27)	(75)
	Northfleet (BRM)	**47,636**	55,592	47,260
	Purchased Refined Lead (BRM)	**10,990**	-	-
	Wakefield (BRL)	**5,420**	5,816	7,005
	McArthur River (75%)	**5,127**	5,898	5,455
		144,459	144,857	129,442
SILVER	Mount Isa Lead Bullion [1]	**5,896,428**	5,807,470	5,149,957
(oz)	BRM Dore	**1,587,548**	1,453,565	2,218,656
	McArthur River (75%)	**88,860**	94,489	89,715
	Alumbrera (50%)	**249,934**	269,592	226,649
	Other	**774,498**	566,753	666,957
		8,597,268	8,191,869	8,351,934
ZINC	Mount Isa Mined Zinc	**73,809**	84,701	76,246
(Tonnes)	McArthur River (75%)	**25,882**	27,733	27,682
		99,691	112,434	103,928
GOLD	Sarsfield Development Project	**43,877**	25,595	25,771
(oz)	Gold In Purchased Conc	**74,176**	68,791	76,869
	Alumbrera (50%)	**167,657**	196,924	173,044
		285,710	291,310	275,684
COAL	Oaky Creek (75%)	**3,486,413**	3,277,302	3,385,302
(Tonnes)	NCA (75%)	**5,164,849**	4,905,274	4,564,019
		8,651,262	8,182,576	7,949,321
	DISCONTINUING OPERATIONS [2]			
ZINC	Duisburg [3]	**40,463**	47,207	42,147
(Tonnes)	Avonmouth (BZL)	**42,624**	46,695	48,130
	Purchased Zinc	**3,955**	4,534	1,261
		87,042	98,436	91,538

1 Includes volumes designated against forward silver sale
2 Includes intercompany sales volumes from McArthur River
3 Duisburg sale finalised 6th December

Previous corresponding period data may include minor post reporting period adjustments

Average Prices Received

(Including hedging and final metal premiums)	Unit	6 Months to 31 December 2002	6 Months to 30 June 2002	6 Months to 31 December 2001
Copper	$US/lb	**0.71**	0.73	0.66
Lead	$US/lb	**0.25**	0.26	0.26
Silver	$US/oz	**4.85**	4.77	4.54
Zinc	$US/lb	**0.36**	0.39	0.38
Gold (including byproduct gold)	$US/oz	**324**	315	290
Coal - Coking	$US/t	**46**	43	43
Coal - Thermal	$US/t	**24**	27	29
Average End of Month Exchange Rate	$A/$US	**0.5532**	0.5366	0.5098

Rules 4.1, 4.3

Appendix 4B

Half yearly/~~preliminary final report~~

Introduced 30/6/2002.

Name of entity

M.I.M. HOLDINGS LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year ended ('current period')~~
009 814 019	✓		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'M
Revenues from ordinary activities *(item 1.1)*	~~up~~/down	1.1%	to	1948.4
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	~~up~~/down		to	(204.8)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down		to	(204.8)

Dividends (distributions)	Amount per security	Franked amount per security
~~Final dividend *(Preliminary final report only - item 15.4)*~~ Interim dividend *(Half yearly report only - item 15.6)*	1.25 ¢	0.3098 ¢
Previous corresponding period ~~*(Preliminary final report - item 15.5*~~*; half yearly report - item 15.7)*	1.25 ¢	Nil

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 7 March 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'M	Previous corresponding period - $A'M
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	1948.4	1970.0
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)*	1997.7	1814.3
1.3	Borrowing costs	71.6	110.2
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*		
1.5	**Profit (loss) from ordinary activities before tax**	**(120.9)**	**45.5**
1.6	Income tax on ordinary activities *(see note 4)* (Refer to Attachment 3)	77.0	24.9
1.7	**Profit (loss) from ordinary activities after tax**	**(197.9)**	**20.6**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*		
1.9	**Net profit (loss)**	**(197.9)**	**20.6**
1.10	Net profit (loss) attributable to outside +equity interests	6.9	(0.4)
1.11	**Net profit (loss) for the period attributable to members**	**(204.8)**	**21.0**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity Includes $89.8m income tax benefit on exchange differences arising from a hedge of a net investment in a self sustaining foreign operation previously recognised in net deferred tax liabilities, in accordance with revised AASB 1012 Foreign Currency Translation.	100.0	0.6
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	100.0	0.6
1.17	**Total changes in equity not resulting from transactions with owners as owners**	(104.8)	21.6

+ See chapter 19 for defined terms.

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	(10.25)¢	1.21¢
1.19	Diluted EPS	(10.25)¢	1.21¢

Profit (loss) from ordinary activities attributable to members

		Current period - $A'M	Previous corresponding period - $A'M
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(197.9)	20.6
1.21	Less (plus) outside +equity interests	6.9	(0.4)
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(204.8)**	**21.0**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'M	Previous corresponding period - $A'M
1.23	Revenue from sales or services	1922.0	1950.8
1.24	Interest revenue	3.1	2.9
1.25	Other relevant revenue	23.3	16.3
	Revenues from Ordinary Activities	1948.4	1970.0
1.26	Details of relevant expenses		
	Cost of sales (Note 1 below)	1406.1	1373.6
	Other operating expenses (Note 2 below)	349.3	393.5
	General and administrative expenses	35.9	28.9
	Exploration expenses	13.4	14.7
	Other expenses (Note 3 below)	193.0	3.6
	Expenses from Ordinary Activities	1997.7	1814.3
	Borrowing costs expense	71.6	110.2
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	261.9	294.1

+ See chapter 19 for defined terms.

Note 1

A positive adjustment of $18.2m has been recognised in cost of sales to value the RHF slag on the basis of an equivalent payable metal value for Mount Isa copper ore. This material was previously recorded at NIL value. As part of a recently announced copper growth strategy, Mount Isa will utilise spare lead-zinc milling capacity to treat stockpiled rotary holding furnace (RHF) slag.

During the period the basis of depreciation in respect of certain assets was changed to units of production from the straight line basis. In addition the estimated useful lives of certain assets have been reassessed having regard to their expected utilisation and estimated recoverable ore reserves, including certain resources where there is a high level of confidence of conversion to reserves. The net effect of these changes in the current period was a $12.8 million reduction in the depreciation expense of the consolidated entity.

Note 2

The collective consultation process at Britannia Recycling (Wakefield) was concluded on 15th November 2002. A decision to close the operation was made, with production ceasing on 20th December 2002 and decommissioning to occur over the next three months. A provision for closure costs of $11.8m is included in other operating costs.

Note 3

Included in other expenses is a $78.2m loss on sale of the MHD zinc smelting business in Germany and $113.8m expected closure costs and write-down of working capital in relation to the BZL zinc smelting business at Avonmouth. Further information is provided at note 12.1 Discontinuing Operations.

Note 4

MIM had advised in the June 2002 financial statements that the impact of the revised accounting standard AASB 1020 Income Taxes on the remaining future peso tax depreciation at Minera Alumbrera at 1 July 2003 would be a reduction of $130.0m against both retained earnings and outside equity interests. In October 2002, the AASB deferred the application date of accounting standard AASB 1020 Income Taxes until financial years commencing on or after 1 January 2005. Based on the exchange rates prevailing at 31 December 2002 the impact of the revised accounting standard on initial application would be a reduction of $80.5m against both retained earnings and outside equity interests.

Capitalised outlays			
1.28	Interest costs capitalised in asset values		
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

Consolidated retained profits

		Current period - $A'M	Previous corresponding period - $A'M
1.30	Retained profits (accumulated losses) at the beginning of the financial period	315.6	291.7
1.31	Net profit (loss) attributable to members *(item 1.11)*	(204.8)	21.0
1.32	Net transfers from (to) reserves *(details if material)*	1.6	
1.33	Net effect of changes in accounting policies		
1.34	Dividends and other equity distributions paid or payable		21.7
1.35	**Retained profits (accumulated losses) at end of financial period**	**112.4**	**291.0**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A'M (a)	Related tax $A'M (b)	Related outside +equity interests $A'M (c)	Amount (after tax) attributable to members $A'M (d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**				
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**				

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'M	Previous year - $A'M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)		
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position		At end of current period $A'M	As shown in last annual report $A'M	As in last half yearly report $A'M
	Current assets			
4.1	Cash	184.4	209.0	136.0
4.2	Receivables (refer item 19.5)	377.8	403.9	417.3
4.3	Investments			
4.4	Inventories	381.6	442.2	469.8
4.5	Tax assets			
4.6	Other (provide details if material)			
	Deferred expenses	68.3	73.2	74.6
	Deferred hedging losses (refer item 19.5)	426.5	49.6	37.4
	Other	30.7	15.2	34.8
4.7	**Total current assets**	**1469.3**	**1193.1**	**1169.9**
	Non-current assets			
4.8	Receivables (refer item 19.5)	72.2	57.8	154.3
4.9	Investments (equity accounted)			
4.10	Other investments	1.5	1.5	1.5
4.11	Inventories	278.8	272.7	286.4
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	48.0	33.2	23.2
4.13	Development properties (+mining entities)			12.7
4.14	Other property, plant and equipment (net)	4312.5	4432.1	4849.9
4.15	Intangibles (net)			0.5
4.16	Tax assets	66.9	122.7	
4.17	Other (provide details if material)			
	Deferred expenses	83.5	42.1	36.4
	Deferred hedging losses (refer item 19.5)	230.5	148.9	62.6
	Other	10.1	13.6	6.0
4.18	**Total non-current assets**	**5104.0**	**5124.6**	**5433.5**
4.19	**Total assets**	**6573.3**	**6317.7**	**6603.4**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

		At end of current period $A'M	As shown in last annual report $A'M	As in last half yearly report $A'M
	Current liabilities			
4.20	Payables (refer item 19.5)	802.9	535.6	496.8
4.21	Interest bearing liabilities	527.2	469.0	424.7
4.22	Tax liabilities	0.8	0.6	0.1
4.23	Provisions exc. tax liabilities	95.7	86.2	64.7
4.24	Other (provide details if material)			
	Unearned revenue	50.9	50.8	58.6
	Deferred hedging gains (refer item 19.5)	5.7	2.3	2.7
4.25	**Total current liabilities**	**1483.2**	**1144.5**	**1047.6**
	Non-current liabilities			
4.26	Payables (refer item 19.5)	86.8	1.2	2.2
4.27	Interest bearing liabilities	1383.2	1436.0	2117.3
4.28	Tax liabilities	188.4	257.6	293.2
4.29	Provisions exc. tax liabilities	185.2	142.5	126.7
4.30	Other (provide details if material)			
	Unearned revenue	59.3	84.8	110.9
	Deferred hedging gains (refer item 19.5)	34.8	0.8	
4.31	**Total non-current liabilities**	**1937.7**	**1922.9**	**2650.3**
4.32	**Total liabilities**	**3420.9**	**3067.4**	**3697.9**
4.33	**Net assets**	**3152.4**	**3250.3**	**2905.5**
	Equity			
4.34	Capital/contributed equity	2548.9	2548.9	2219.1
4.35	Reserves	(83.4)	(181.9)	(166.3)
4.36	Retained profits (accumulated losses)	112.4	315.6	291.0
4.37	**Equity attributable to members of the parent entity**	**2577.9**	**2682.6**	**2343.8**
4.38	Outside +equity interests in controlled entities	574.5	567.7	561.7
4.39	**Total equity**	**3152.4**	**3250.3**	**2905.5**
4.40	Preference capital included as part of 4.37			

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'M	Previous corresponding period - $A'M
5.1	Opening balance	33.2	11.0
5.2	Expenditure incurred during current period	33.5	26.9
5.3	Expenditure written off during current period	(13.4)	(14.7)
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties	(5.3)	
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**48.0**	**23.2**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'M	Previous corresponding period - $A'M
6.1	Opening balance	-	9.3
6.2	Expenditure incurred during current period		3.4
6.3	Expenditure transferred from exploration and evaluation	5.3	
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties	(5.3)	
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	-	**12.7**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A'M	Previous corresponding period - $A'M
	Cash flows related to operating activities		
7.1	Receipts from customers	1815.5	1920.2
7.2	Payments to suppliers and employees	(1473.1)	(1604.2)
7.3	Dividends received from associates		
7.4	Other dividends received	1.8	2.8
7.5	Interest and other items of similar nature received	2.6	5.5
7.6	Interest and other costs of finance paid	(58.0)	(96.1)
7.7	Income taxes paid	(0.8)	(0.5)
7.8	Other (provide details if material)	(25.9)	39.2
7.9	**Net operating cash flows**	**262.1**	**266.9**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(181.1)	(177.4)
7.11	Proceeds from sale of property, plant and equipment	0.9	2.0
7.12	Payment for purchases of equity investments	(14.1)	
7.13	Proceeds from sale of equity investments	(67.6)	
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Other (provide details if material) Capitalised interest		
7.17	**Net investing cash flows**	**(261.9)**	**(175.4)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	0.2	0.2
7.19	Proceeds from borrowings	609.6	1036.6
7.20	Repayment of borrowings	(591.8)	(1140.9)
7.21	Dividends paid	(40.0)	(34.8)
7.22	Other (provide details if material)		
7.23	**Net financing cash flows**	**(22.0)**	**(138.9)**
7.24	**Net increase (decrease) in cash held**	**(21.8)**	**(47.4)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	209.0	186.3
7.26	Exchange rate adjustments to item 7.25.	(3.0)	(6.7)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**184.2**	**132.2**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'M	Previous corresponding period - $A'M
8.1 Cash on hand and at bank	32.7	73.9
8.2 Deposits at call	151.7	62.1
8.3 Bank overdraft	(0.2)	(3.8)
8.4 Other (provide details)		
8.5 Total cash at end of period *(item 7.27)*	**184.2**	**132.2**

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding Period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	(6.2%)	2.3%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	(7.9%)	0.9%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Basic and Diluted EPS
EPS denominator Weighted average number of ordinary shares used as the denominator to calculate EPS (Note – there are no potential ordinary shares)	1 997 738 597
EPS numerator	$A'M
Net profit	(197.9)
Less net profit attributable to outside equity interests	(6.9)
Numerator used to calculate EPS	(204.8)

NTA backing *(see note 7)*	Current period	Previous corresponding Period
11.1 Net tangible asset backing per +ordinary security	NA	NA

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Refer Attachment 1

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	MIM Huttenwerke Duisburg GmbH (MHD)
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	($20.5m)
14.3	Date to which the profit (loss) in item 14.2 has been calculated	6 December 2002
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	($11.4m)
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control Refer to Item 12.1 for further information	($78.2m)

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	24 March 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	7 March 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 30% tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	1.25¢	24.79%	Nil¢
15.7	Previous year	1.25¢	Nil¢	Nil¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	¢	¢
15.9 Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities or ~~Preliminary final report - final dividend (distribution) on all securities~~

	Current period $A'M	Previous corresponding period - $A'M
15.10 +Ordinary securities *(each class separately)*	25.0	21.7
15.11 Preference +securities *(each class separately)*		
15.12 Other equity instruments *(each class separately)*		
15.13 Total	**25.0**	**21.7**

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'M	Previous corresponding period - $A'M
16.1 Profit (loss) from ordinary activities before tax		
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities		

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'M	Previous corresponding period - $A'M
17.2 Total				
17.3 Other material interests				
17.4 Total				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	1 997 738 571	1 997 738 571		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks				
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

18.13	**Unsecured notes** *(description)*		
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		

Segment reporting

(Refer to Attachment 2)

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: *Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

> Please refer to Statement of Results.
>
> Refer to Attachment 1 for disclosure of the financial impacts of discontinuing operations.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

> NIL

+ See chapter 19 for defined terms.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

$2.6 million

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting.* Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

The company has changed its accounting policy in respect of recognising unrealised gains and losses on foreign currency hedge transactions for anticipated purchases in accordance with the requirements of revised AASB 1012 Foreign Currency Translation. In the prior year gains and losses on such hedge transactions were not recognised in the financial statements until the underlying purchase or sale occurred or the gain or loss was realised. Under the revised standard, unrealised gains and losses on foreign currency hedge transactions relating to future anticipated purchases and sales are recognised in the Statement of Financial Position as both an asset and liability.

This change in policy has no impact on the consolidated entity's results for the period or the overall financial position. Had the change in accounting policy not been made, total assets and total liabilities of the consolidated entity would have been lower by $475 million.

Comparative information has not been restated to reflect this change in accounting policy. Had the change in accounting policy been applied to comparative information, total assets and total liabilities of the consolidated entity would have been higher by $608 million at 30 June 2002 and by $1,112 million at 31 December 2001.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

An interim actuarial assessment of the combined financial position of the Britannia Refined Metals (BRM) and Britannia Zinc (BZL) Retirement Plans has been made at 31 December 2002. This valuation has been prepared on the basis that both plans are ongoing with no change to their current structure. The assessment indicates a shortfall in the order of GBP11 million of fund assets available for payment of accrued benefits resulting from the significant decline in the global equities markets since 30 June 2001. This assessment does not represent a formal actuarial valuation of the plans. The next formal actuarial valuation of the plans will be undertaken as at 5 April 2003.

This position is likely to require some corrective action by these companies, however the amounts of any increases in employer contributions going forward are not yet able to be quantified.

The financial position of these funds will remain subject to future changes in equities markets.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not* *(delete one)*~~ give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications ~~are attached~~/will follow immediately they are available~~* *(delete one)*~~. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have* *(delete one)*~~ a formally constituted audit committee.

Sign here: .... Date: ....
(Company Secretary)

Print name: M F Gibney

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the

+ See chapter 19 for defined terms.

presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

+ See chapter 19 for defined terms.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

M.I.M. HOLDINGS LIMITED

Attachments to the ASX Appendix 4B

31 December 2002

M.I.M. HOLDINGS LIMITED AND CONTROLLED ENTITIES
HALF-YEAR ENDED 31 DECEMBER 2002

Appendix 4B – Attachment 1

Discontinuing Operations - European zinc smelter operations

MHD
On 28 October 2002 MIM announced an agreement with Sudamin Metall GmbH for the sale of the MHD zinc smelting business in Germany. The sale was completed on 6 December 2002. Under the sale agreement MIM has paid Euro 35 Million ($A63 million) to Sudamin. The carrying amount of the net assets of MHD at the date of sale was $13 million resulting in a loss on sale to the group of $78 million (NIL tax benefit).

BZL
On 13 December 2002 MIM announced that a consultation process has commenced with the BZL workforce in regard to a proposal to close the zinc smelter operations located at Avonmouth.
Expected costs of closure, including writedown of working capital, severance pay and site rehabilitation have been brought to account resulting in a loss to the group of $114 million (NIL tax benefit).

	Continuing Operations Dec-02 ($A'M)	Discontinuing Operations Dec-02 ($A'M)	Total Dec-02 ($A'M)	Continuing Operations Dec-01 ($A'M)	Discontinuing Operations Dec-01 ($A'M)	Total Dec-01 ($A'M)
Financial performance information for the half year ended 31 December						
Revenue from ordinary activities	**1,769.7**	**178.7**	**1,948.4**	1,759.6	210.4	1,970.0
Expenses from ordinary activities	**(1,648.1)**	**(229.2)**	**(1,877.3)**	(1,684.4)	(240.1)	(1,924.5)
Expenses from sale and closure activities	**0.0**	**(192.0)**	**(192.0)**	0.0	0.0	0.0
Profit/(loss) from ordinary activities before income tax expense	**121.6**	**(242.5)**	**(120.9)**	75.2	(29.7)	45.5
Income tax (expense)/revenue	**(81.5)**	**4.5**	**(77.0)**	(28.4)	3.5	(24.9)
Net profit/(loss)	**40.1**	**(238.0)**	**(197.9)**	46.8	(26.2)	20.6
Net profit/(loss) attributable to OEI	**6.9**	**0.0**	**6.9**	(0.4)	0.0	(0.4)
Net profit/(loss) attributable to members of MIM Holdings	**33.2**	**(238.0)**	**(204.8)**	47.2	(26.2)	21.0
Financial position as at 31 December						
Assets	**6,496.5**	**76.8**	**6,573.3**	6,489.2	114.2	6,603.4
Liabilities	**(3,263.2)**	**(157.7)**	**(3,420.9)**	(3,661.3)	(36.6)	(3,697.9)
Net assets	**3,233.3**	**(80.9)**	**3,152.4**	2,827.9	77.6	2,905.5
Cashflow information for the half year ended 31 December						
Net cash provided by operating activities	**279.0**	**(16.9)**	**262.1**	284.6	(17.7)	266.9
Net cash used in investing activities	**(182.4)**	**(79.5)**	**(261.9)**	(151.3)	(24.1)	(175.4)
Net cash provided by financing activities	**(32.2)**	**10.2**	**(22.0)**	(208.7)	69.8	(138.9)
Net increase/(decrease) in cash held	**64.4**	**(86.2)**	**(21.8)**	(75.4)	28.0	(47.4)

(a) During the half year to 31 December 2002 sales totalling $36.9 million (2001 $37.6 million) between the continuing MIM group and MHD and BZL were eliminated in the presentation of the consolidated revenue from ordinary activities.
This revenue reflects sales by the continuing operations which will not be eliminated in future periods.

M.I.M. HOLDINGS LIMITED AND CONTROLLED ENTITIES
HALF-YEAR ENDED 31 DECEMBER 2002

Appendix 4B – Attachment 2

Segment Reporting

Business segments
The consolidated entity is organised on a global basis into the following business units by product:

Copper
MIM's copper operations comprise mining and smelting of copper at Mount Isa, refining at Townsville, copper and gold mining at Ernest Henry for smelting and refining at Mount Isa and Townsville, and copper and gold mining at Alumbrera (MIM 50%) in Argentina.

Coal
MIM's coal operations comprise mining of coking coal at Oaky Creek, steaming coal at Newlands and steaming and coking coal at Collinsville (all MIM 75%), coal shipping from Abbot Point and Dalrymple Bay coal ports and coke production at Bowen Coke.

Lead-Zinc-Silver
MIM's lead-zinc-silver operations comprise lead, zinc and silver mining and lead-silver smelting at Mount Isa, refining of Mount Isa lead-silver at Northfleet in the UK, lead, zinc and silver mining at McArthur River (MIM 75%) in the Northern Territory, lead and zinc smelting and zinc refining at Avonmouth in the UK and Duisburg in Germany and lead recycling at Wakefield in the UK

Gold
MIM's gold operations comprise gold mining at Ravenswood.

Geographical segments

Australia
The home country of the parent entity as well as the majority of operating assets, which includes interests in eight mines

Europe
Comprises the lead-silver refining operation at Northfleet in the United Kingdom, the lead and zinc smelting and zinc refining operations at Avonmouth in the United Kingdom and Duisberg in Germany, and lead recycling at Wakefield in the United Kingdom.

South America
The South American operations are focused on the copper-gold mine at Alumbrera in Argentina. The open cut mine is Argentina's first large scale mining business and is one of the world's largest copper and gold mining operations.

Asia
The location of the majority of the mines that are owned by the group make Asia a cost competitive market for sale of our product.

M.I.M. HOLDINGS LIMITED AND CONTROLLED ENTITIES
HALF-YEAR ENDED 31 DECEMBER 2002

Appendix 4B – Attachment 2 continued

Segment Reporting

2002 - Primary reporting - Business segments ($A'M)

	Copper	Coal	Lead-Zinc	Gold	Unallocated	Eliminations	Consolidated
External sales	914.4	532.1	465.7	25.3	(15.5)		1 922.0
Intersegment sales		1.4	22.1			(23.5)	
Other revenue	9.5	7.6	3.4	0.1	5.8		26.4
Total revenue	923.9	541.1	491.2	25.4	(9.7)	(23.5)	1 948.4
Segment result							
Profit/(Loss) from ordinary Activities before tax	221.6	178.2	(164.0)	(9.5)	(343.2)	(4.0)	(120.9)
Income tax expense							77.0
Profit/(Loss) from ordinary activities after tax							(197.9)
Segment assets	4 284.1	941.5	857.1	100.6	989.6	(599.6)	6 573.3
Segment liabilities	319.0	119.1	459.9	47.7	3 041.0	(565.9)	3 420.9
Acquisitions of property, plant and equipment, intangibles and other non-current assets	69.6	38.0	42.3	11.9	19.7		181.5
Depreciation and amortisation expense	184.4	24.8	37.4	1.2	14.1		261.9
Other non-cash expenses	18.0	22.6	210.9	1.1	18.0		270.6

M.I.M. HOLDINGS LIMITED AND CONTROLLED ENTITIES
HALF-YEAR ENDED 31 DECEMBER 2002

Appendix 4B – Attachment 2 continued

Segment Reporting

2001- Primary reporting - Business segments ($A'M)

	Copper	Coal	Lead-Zinc	Gold	Unallocated	Eliminations	Consolidated
External sales	938.3	563.9	503.9	14.5	(69.8)		1 950.8
Intersegment sales		2.9	37.7			(40.6)	
Other revenue	2.7	6.1	9.6		0.8		19.2
Total revenue	941.0	572.9	551.2	14.5	(69.0)	(40.6)	1 970.0
Segment result							
Profit from ordinary activities before tax	95.6	233.9	(16.9)	(0.1)	(257.0)	(10.0)	45.5
Income tax expense							24.9
Profit from ordinary activities after tax							20.6
Segment assets	4 484.7	749.9	1 032.7	44.2	551.7	(259.8)	6 603.4
Segment liabilities	1 840.4	340.8	254.8	29.7	1 503.3	(271.2)	3 697.9
Acquisitions of property, plant and equipment, intangibles and other non-current assets	52.8	25.7	61.0	15.7	22.2		177.4
Depreciation and amortisation expense	208.5	28.1	39.2	0.6	17.7		294.1
Other non-cash expenses	18.2	3.9	9.7	0.5	18.5		50.8

M.I.M. HOLDINGS LIMITED AND CONTROLLED ENTITIES
HALF-YEAR ENDED 31 DECEMBER 2002

Appendix 4B – Attachment 2 continued

Segment Reporting

Secondary reporting – Geographical segments ($A'M)

	Segment revenues from sales to external customers		Segment assets		Acquisitions of property, plant and equipment, intangibles and other non-current assets	
	2002	2001	**2002**	2001	**2002**	2001
Australia	**143.0**	89.3	**3 968.5**	3 422.3	**133.0**	128.3
Europe	**734.5**	756.5	**198.2**	441.4	**15.4**	27.0
South America	**46.1**	77.8	**2 381.2**	2 704.5	**33.0**	22.1
Asia	**965.8**	997.1	**21.6**	34.6		
Other	**32.6**	30.1	**3.8**	0.6	**0.1**	
Total	**1 922.0**	1 950.8	**6 573.3**	6 603.4	**181.5**	177.4

Inter segment transactions
Segment revenues, expenses and results include transactions between segments. Inter segment transactions are priced on an 'arm's length' basis and are eliminated on consolidation.

Segment Assets and Liabilities
The increase in Unallocated (business segment) and Australian (geographical segment) assets at 31 December 2002 reflects a change in accounting policy as outlined at item 19.5 in Appendix 4B. The movement in Unallocated liabilities reflects a reallocation of funding between the reported segments. Comparative information has not been restated.

M.I.M. HOLDINGS LIMITED AND CONTROLLED ENTITIES
HALF-YEAR ENDED 31 DECEMBER 2002

Appendix 4B - Attachment 3

	Consolidated	
	2002 ($A'M)	2001 ($A'M)
The income tax expense on profit from ordinary activities for the half year consists of the following:		
Income tax – current	**70.4**	(7.1)
Income tax – deferred	**(4.2)**	(30.3)
Future income tax benefit	**10.8**	62.3
Income tax expense	**77.0**	24.9
Prima facie income tax expense at 30% (2001: 30%)	**(36.3)**	13.7
Difference between the prima facie income tax expense and the actual income tax expense shown above	**113.3**	11.2
This difference is attributable to the tax effect of the following permanent differences which (reduce)/increase tax expense:		
Research and development tax concession claims	**(5.0)**	(8.2)
Attribution income		0.2
Rebateable/exempt dividends	**(3.1)**	(0.9)
Depreciation and similar capital items not claimable	**25.1**	4.8
Mineral reserves amortisation	**3.3**	3.3
Overseas exploration expenditure	**1.3**	1.7
Non-taxable exchange gains/losses		5.3
Foreign tax differentials		0.2
Withholding tax payments	**0.5**	
(Over)/under provisions prior year		(0.5)
Provision for closure of BZL	**34.2**	
Loss on disposal of investments MHD	**23.4**	
Reduction of Argentine tax benefit on exchange losses	**32.9**	
Revaluation of Argentine Peso carry forward losses	**(15.3)**	
Other	**16.0**	5.3
	113.3	11.2

M.I.M. HOLDINGS LIMITED AND CONTROLLED ENTITIES
HALF-YEAR ENDED 31 DECEMBER 2002

DIRECTORS' DECLARATION

The directors declare that the financial statements and notes in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules:

(a) comply with Accounting Standards, the Corporations Regulations and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Consolidated Entity's financial position as at 31 December 2002 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion there are reasonable grounds to believe that M.I.M. Holdings Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Director

Director

17 February 2003

M.I.M. HOLDINGS LIMITED AND CONTROLLED ENTITIES
HALF-YEAR ENDED 31 DECEMBER 2002

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF M.I.M. HOLDINGS LIMITED

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report (defined below) is not in accordance with:

a) the Corporations Act 2001 in Australia including, giving a true and fair view of the financial position of the MIM Holdings Limited Group (defined below) as at 31 December 2002 and of its performance for the half-year ended on that date

b) Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, the Corporations Regulations 2001 and ASX Listing Rules relating to half yearly financial reports.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the half-year ended 31 December 2002 is the responsibility of the directors of MIM Holdings Limited. It includes the financial statements for the MIM Holdings Limited Group (the Group), which incorporates MIM Holdings Limited and the entities it controlled during the half-year ended 31 December 2002.

The financial report comprises the attached half yearly report in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration thereon for the half year ended 31 December 2002, excluding:

a) material factors affecting the revenues and expenses of the consolidated entity for the current period (page 17)

b) compliance statement (page 20).

The auditor's role and work

We conducted an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission and the ASX. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, the Corporations Regulations 2001 and ASX Listing Rules relating to half yearly financial reports, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of company personnel of certain internal controls, transactions and individual items
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers
Chartered Accountants

Geoff Cottrell
Partner
Brisbane, 17 February 2003